Chemtura Corporation 199 Benson Road Middlebury, CT 06749 203-573-2000 tel 203-573-2208 fax

August 1, 2014

Via EDGAR and ELECTRONIC MAIL

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chemtura Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 1-15339

Dear Ms. Blye:

Below please find the response of Chemtura Corporation (the “Company”) to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 23, 2014 to the Company. For the convenience of the Staff, the Company has restated the comment in italics.

You told us in your letter dated August 25, 2011 that you sold goods into Syria and that you intended to continue to do so. In addition, you state on pages 3, 18 and 103 that you operate in Latin America and Africa, regions that can be understood to include Cuba and Sudan. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods, services or technology you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response:

As we noted in our response letter to the Staff of August 25, 2011, the Company maintains a robust internal compliance program designed to ensure that international transactions by the Company and its affiliates are conducted in a manner that is fully consistent with U.S. economic sanctions and export control laws. The relevant economic sanctions and export control laws include export and re-export controls administered by the Commerce Department’s Bureau of Industry and Security (“BIS”), economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), the International Traffic in Arms Regulations (“ITAR”) administered by the Directorate of Defense Trade Controls within the U.S. State Department, and certain other laws that can apply to activities of foreign persons as well as U.S. persons.

Certain of the Company’s non-U.S. affiliates have conducted limited business activities involving Syria . These activities are discussed in more detail below and are consistent with U.S. law. The Company is committed to compliance with U.S. economic sanctions and export control laws, and the Company has adopted strong internal measures to ensure compliance with these laws. To this end, the Company requires that all of its affiliates (including U.S. and foreign personnel) adhere to a comprehensive U.S. trade control (including economic sanctions and export or re-export controls) compliance program. Under this program, “U.S. persons” (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or supporting, approving, or facilitating transactions in or with any country, person or entity subject to U.S. sanctions (absent U.S. Government approval). Relevant personnel receive ongoing U.S. sanctions compliance training to ensure that their understanding of the law and the Company’s trade control compliance policy and procedures are accurate and up to date.

In response to the Staff’s request, the Company describes below the nature and extent of the contacts between the Company, or any of the Company’s affiliates, as the case may be, and Cuba, Sudan and Syria.

Cuba and Sudan: To the Company’s knowledge, after due inquiry, none of the Company’s U.S. or non-U.S. affiliates have directly or indirectly entered into any past or current agreements, commercial arrangements or other contracts with Cuba or Sudan during the period in question and have no intention of entering into any future agreements, commercial arrangements or other contracts with these countries.

South Sudan: In 2012, the Company’s Swiss affiliate through its French-based distributor, Arysta Life Science S.A., donated free of charge mosquito control products to a refugee camp in South Sudan. The value of these products was approximately $50,000. This donation was approved by a U.S. resident.

Syria: To the Company’s knowledge, after due inquiry, none of the Company’s affiliates located in the U.S. engage in export or any other transactions involving Syria . To the Company’s knowledge, after due inquiry, certain of the Company’s Italian and Swiss affiliates in its Chemtura AgroSolutions operating segment undertook and independently managed certain transactions with Syria in 2011 and 2012. All of the transactions involving Syria related to agricultural products used to protect and enhance the yield of cereal grains, control mites in various tree crops and curtail the spread of malaria by controlling mosquitoes, consistent with the Company’s business efforts in other developing countries in the Middle East, Africa and Eastern Europe.

To the Company’s knowledge, after due inquiry, none of the transactions by the Company’s non-U.S. affiliates was contrary to, or prohibited by, any provision of U.S. law. None of the products involved in those transactions was subject to the export control jurisdiction of the U.S. under the export control and economic sanctions regulations enforced by BIS and OFAC respectively, and, to the Company’s knowledge, no “United States person” authorized, approved, participated in or facilitated any of those transactions. The involved products are classified as “EAR99” under the Commerce Department’s Export Administration Regulations, and are thus deemed to have no known potential for military applications.

The Company devotes significant resources to the preparation of its reports under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company considers transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q, as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. The Company has concluded that any contacts with Syria and South Sudan are immaterial from both a quantitative and a qualitative perspective (no contacts with Cuba and Sudan), and are therefore not required to be separately disclosed in the Company’s Exchange Act reports.

From a quantitative perspective, the Company believes that any indirect revenues derived from Syria in 2011 are immaterial in relation to the Company’s consolidated revenues. Total indirect and direct sales of products by the Company’s non-U.S. affiliates into Syria in the fiscal year ended December 31, 2011 totaled $1.8 million, representing less than one-quarter of one percent of the Company’s consolidated annual revenues of $2.184 billion. In 2011, the Company’s Dutch and Swiss affiliates began winding down their business with respect to Syria and, as a result, there were no direct or indirect sales into Syria during 2012. On August 17, 2012, OFAC issued License No. SY-467 authorizing the Company’s Dutch and Swiss affiliates to undertake activities necessary to wind down their business with respect to Syria including (i) negotiate, execute and carry out a settlement agreement with their distributor Debbane; and (ii) issue and process two credit memos in the amount of EUR 754,120 pursuant to a termination-related indemnity paid to Maryland Supplying and Services LLC as described in the application for the license. On September 21, 2012, a settlement agreement was countersigned by the Company’s Dutch and Swiss affiliates and a credit memo in the amount of EUR 754,120 was issued. Since then, there have been no direct or indirect sales of products into Syria.

While the Company no longer does business in Syria, we recently learned of the existence of performance bonds in the amount of approximately $200,000 relating to previous sales of products into Syria. The performance bonds were issued prior to 2011 and expired in 2012 or earlier. Performance bonds are often used in commercial transactions to guarantee performance.

There were no direct or indirect sales of agricultural products into South Sudan in 2011, 2012, 2013 and the first 6 months of 2014. As described above, in 2012, the Company’s Swiss affiliate via its French-based distributor, Arysta LifeScience SA, donated free of charge mosquito control products to a refugee camp in South Sudan. The value of the products was approximately $50,000.

The cessation of sales of products into Syria has not affected the Company’s ability to achieve its strategic and operational objectives and the sales were not material to the Company’s operations as a whole.

From a qualitative perspective, given the incidental amount of sales into Syria (all of which the Company believes were lawful) and the lack of any other Company operations in any of Syria, Sudan or Cuba, the nature of the products sold and the rigor of the Company’s export compliance program, the Company does not believe that these sales will or should adversely impact in any significant way the Company’s reputation or investor decisions with respect to the Company. Finally, the Company believes that potential reputational risks, if any, relating to the business activities at issue are significantly mitigated by the public health and safety aspects of the agricultural products sold to Syria.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (203) 573-2214.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Sincerely,

/s/ Stephen C. Forsyth

Stephen C. Forsyth
Executive Vice President and Chief Financial Officer
Chemtura Corporations

cc:	Billie S. Flaherty

Executive Vice President, General Counsel and Secretary

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